FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 21 June 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Issued: 21 June 2017, London UK - LSE

GSK presents positive results from Phase III revaccination study of its candidate shingles vaccine Shingrix at CDC's Advisory Meeting

Study conducted in individuals who had previously received current standard of care

GSK [LSE/NYSE: GSK] today will be presenting new results from a clinical study showing that its candidate vaccine for the prevention of herpes zoster (shingles) in people aged 50 years or older, Shingrix (HZ/su) , induces a strong immune response in older adults who have previously been vaccinated against shingles with the currently available live-attenuated zoster vaccine (ZVL) .. The results of the Zoster-048 study will be presented today at the US Centers for Disease Control and Prevention's Advisory Committee on Immunization Practices (ACIP) meeting.

The study met its primary objective of demonstrating non-inferior immune response (i.e. antibody concentrations). People who received the ZVL vaccine at least 5 years prior to being vaccinated with Shingrix showed a similar immune response to people without previous exposure to the ZVL vaccine. In addition, Shingrix was well-tolerated in both study groups when assessed up to one month after the second dose of Shingrix.

GSK is sharing these data on safety, local and systemic reactions, and immunogenicity with the US Food and Drug Administration (FDA) and expects that the data could eventually inform a policymaking decision regarding revaccination for protection against shingles with Shingrix. The ongoing study of 430 adults aged 65 years and older was designed as a prospective, group-matched, non-randomised, open-label, multicentre trial in those previously vaccinated with ZVL at least 5 years earlier and in previously unvaccinated subjects.

The current standard of care ZVL provides protection against shingles, but studies suggest that this protection wanes over time. 1, 2

Dr. Thomas Breuer, Senior Vice President and Chief Medical Officerof GSK Vaccines said: " We are encouraged by these results, which indicate that Shingrix can be an option for adults over 50 years of age, who previously received the currently available vaccine and are seeking to benefit from revaccination with Shingrix, if recommended ."

Zoster-048 is focused on the immune response and safety of Shingrix, rather than efficacy, and builds on previously released clinical trial data where the immunogenicity and efficacy were tested simultaneously. The most common local and systemic reactions were in line with previous observations and no clinically significant safety signs were observed.

In two separate phase III studies, ZOE-50 and ZOE-70, Shingrix demonstrated efficacy against shingles above 90%, independent of age (>50, >70, >80 years of age), as well as sustained efficacy over the entire follow-up period of 4 years. 3,4

The study presented today has been submitted for publication in a peer-reviewed scientific journal.

The candidate shingles vaccine, Shingrix, was submitted for regulatory approval to the FDA in October 2016, to Canadian regulatory authorities and the European Medicines Agency in November 2016, and to Japanese regulatory authorities in April 2017. Shingrix is not currently approved for use anywhere in the world.

About the Zoster-048 study
The prospective, group-matched, non-randomised, open-label, multicentre Zoster-048 (NCT02581410) trial of 430 adults aged 65 years and older assessed the safety, local and systemic reactions, and immunogenicity of Shingrix in older adults (65 years and above) who have previously been vaccinated against shingles with the currently available live-attenuated zoster vaccine at least 5 years earlier and in previously unvaccinated subjects.

The phase III programme, involving more than 37,000 subjects globally, previously evaluated the efficacy, safety and immune response of two doses of GSK's candidate shingles vaccine given intramuscularly two months apart in older adults. Data from the completed studies, ZOE-50 and ZOE-70, were previously presented to the US Centers for Disease Control and Prevention's Advisory Committee on Immunization Practices and published in a peer-reviewed medical journal. 3 , 4

Additional trials are underway in solid and haematological cancer patients, haematopoietic stem cell and renal transplant recipients. These studies will provide additional information on the candidate vaccine's safety and ability to stimulate immune responses in populations at high risk of shingles because of the weakening of their immune system.

About the candidate vaccine
The candidate vaccine is a non-live, recombinant vaccine to help prevent herpes zoster (shingles) and its complications and combines glycoprotein E, a protein found on the varicella zoster virus (VZV), with an adjuvant system, AS01B, which is intended to enhance the immunological response to the antigen. 5The name "Shingrix" has not yet been approved for use by any regulatory authority .

Notes to editors

Zoster Vaccine Live (ZVL), Zostavax®, is a registered trademark of Merck Sharpe & Dohme corp.

About shingles
Shingles typically presents as a painful, itchy rash that develops on one side of the body, as a result of reactivation of latent chickenpox virus (varicella zoster virus or VZV). Data from many countries indicates that more than 90% of adults have been infected with VZV during childhood. The individual lifetime risk in the US of developing shingles is approximately one in three; however, this increases to one in two in people aged 85 and over. A person's risk for shingles increases after 50 years of age due to a natural age-related decline in immune system function. 6

The most common complication from shingles is post-herpetic neuralgia, defined as a localised pain of significant intensity persisting at least 90 days after the appearance of the acute shingles rash. Other complications of shingles include ophthalmologic, neurological and cutaneous disease, which can result in severe disability.7

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Melinda Stubbee	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)
	Karen Hagens	+1 919 483 2863	(North Carolina)
	Gwynne Oosterbaan	+1 215 751 7468	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

1 Morrison, et al. Clin Infect Dis. 2015 ; 60(6): 900-9. Long-term persistence of zoster vaccine efficacy.
2 Tseng, et al. J Infect Dis.2016 ; 213(12): 1872-5. Declining Effectiveness of Herpes Zoster Vaccine in Adults Aged ≥60 Years.
3Lal, et al. N Engl J Med. 2015; 372: 2087-96. Efficacy of an Adjuvanted Herpes Zoster Subunit Vaccine in Older Adults.
4Cunningham, et al. N Engl J Med. 2016; 375: 1019-32. Efficacy of the herpes zoster subunit vaccine in adults 70 years of age or older.
5The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon® adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. (NASDAQ: AGEN), MPL and liposomes.
6Harpaz, et al. MMWR Recomm Rep.2008; 57(5): 1-30. Prevention of herpes zoster: recommendations of the Advisory Committee on Immunization Practices.
7Cohen, et al. N Engl J Med.2013; 369(3): 255-63. Clinical practice: Herpes zoster.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 21, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc